

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 27, 2009

<u>via U.S. Mail</u>

Ms. Lian Yun Han
Chief Executive Officer
YzApp International Inc.
7/F Jinhua Mansion
41 Hanguang Street
Nangang District, Harbin, 150080
People's Republic of China

> **Re:** **YzApp International Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 31, 2008**
> **File No. 0-52899**

Dear Ms. Han:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Information Statement on Schedule 14C</u>

<u>General</u>

1.   We note that your information statement relates to the authorization of additional shares of common stock to facilitate, among other things, the conversion of the Series A Preferred Stock issued in the share exchange transaction. As a result, it

appears that Note A to Schedule 14A is applicable. Please provide all disclosure required by Item 14 of Schedule 14A.

2.   We note that your disclosure regarding the changes to your articles of incorporation that have been approved by your majority shareholder does not reflect all material changes to your articles of incorporation. For example, we note that your amended and restated articles of incorporation include provisions regarding indemnification of officers and directors and the liability of directors and officers. Please revise your filing to disclose all material amendments to your articles of incorporation, and disclose the reasons for and the general effect of such amendments, or advise us why such disclosure is not required. See Item 19 of Schedule 14A.

Financial Statements

Heilongjiang Shuaiyi New Energy Development Co., Ltd. and Subsidiaries

Audit Opinion, page 1

3.   We note that GC Alliance Limited audited the financial statements of Heilongjiang Shuaiyi New Energy Development Co., Ltd and Subsidiaries (New Energy) for the fiscal periods ended December 31, 2007 and December 31, 2006. However, these accountants are not mentioned in your disclosures on page 20, describing the dismissal of Manning Elliott LLP and RBSM LLP and the appointment of Yu and Associates CPA Corporation. Please expand your disclosure on page 20, under the heading 'Changes in and Disagreements with Accountants on Accounting and Financial Disclosure' to clarify if GC Alliance Limited has also been dismissed as your auditor.

Note 1- Description of Business and Organization, page 6

4.   We note your disclosure explaining that in September 2007 you underwent a "restructuring exercise" whereby New Energy has become the holding company of the group, comprising New Energy, Daqing and Green & Specialty, and the former Shareholders of Daqing and Green & Specialty have become the controlling shareholders of New Energy. Please tell us the terms of this arrangement, and for each of these three entities, identify the shareholders and their percentage of ownership in the entities before and after the restructuring exercise.

5.   Please add a note to your interim financial statements describing the transactions which took place subsequent to the interim period ended September 30, 2008.

New Zealand WAYNE's New Resources Development Co., Ltd.

General

6.   We note that the financial statements of New Zealand WAYNE's New Resources
        Development Co., Ltd. for the period from March 13, 2008 to September 30, 2008
        are unaudited. The disclosure in Note 3 indicates that this entity was unrelated to
        New Energy prior to the arrangements described. Tell us why you would not
        need to include audited financial statements of this entity to comply with Rule 8-
        04(a)(3) of Regulation S-X, as it pertains to entities in existence for less than one
        fiscal year, if that is your view.

Note 3 – Subsequent Events, page 8

7.   We note your disclosure that pursuant to a restructuring plan intended to ensure
        compliance with regulatory requirements of the People's Republic of China
        (PRC), you entered into an agreement to acquire Heilongjiang Shuaiyi New
        Energy Development Co. Ltd. (Heilongjiang Shuaiyi) which was approved by the
        PRC government on October 23, 2008. As part of the restructuring plan, you
        indicate that on September 12, 2008, the shareholders of Heilongjiang Shuaiyi,
        the "Shuaiyi Founders," entered into an "Earn-In Agreement" with New Zealand
        WAYNE's Investment Holdings Co., Ltd. (New Resources), the Company's sole
        shareholder (Shareholder), whereby the Shuaiyi Founders obtained the option to
        acquire the controlling shares in Shareholder subject to four conditions set forth in
        the "Earn-In Agreement."

        Further, you explain that on December 8, 2008, you entered into separate loan
        agreement and promissory notes with the Shuaiyi Founders pursuant to which the
        Shuaiyi Founders have agreed to lend Heilongjiang Shuaiyi approximately $8.8
        million, payable in an amount which equals the consideration payable by the
        Company for the acquisition of Heilongjiang Shuaiyi. Please address the
        following points:

        a)   Please explain how you determined that the three entities, Daqing Shuaiyi
                Biomass Technology Co., Ltd., Harbin Shuaiyi Green and Specialty Food
                Trading LLC, and New Resources, have been acquired by YzApp
                International, Inc., as indicated by the disclosures under this heading and
                on pages 2 and 3 of the Form 8-K that you filed on December 31, 2008, by
                virtue of the transaction with New Resources, clarifying how the
                transaction was consummated, the amount and form of consideration
                exchanged, and how the consideration exchanged relates to the loan of
                $8.8 million by the Shuaiyi Founders.

b) Please provide details as to the purpose of the loan to Heilongjiang
    Shuaiyi by the Shuaiyi Founders of $8.8 million and tell us why this has
    not been included as an adjustment in your Unaudited Pro Forma
    Financial Information.

c) Please disclose under this heading the extent to which you have satisfied
    each of the four conditions set forth in the "Earn-In Agreement" that is
    discussed on page 3 of the Form 8-K that you filed on December 31, 2008.
    Also disclose your intent in arranging for the future acquisition of the
    YzApp International Inc. common shares from the existing shareholders,
    via this option by the Shuaiyi Founders, and describe the mechanism by
    which the Shuaiyi Founders "…continue to bear the residual risks and
    rewards relating to Heilongjiang Shuaiyi," as you state.

d) We note your disclosure on page 19 and 20, under the heading 'Risks
    Related to doing Business in China,' of the Form 8-K that you filed on
    December 31, 2008, stating that you do not believe the M&A Rule
    requiring CSRC approval for listing and trading by an offshore company
    that is controlled by PRC companies or individuals that have acquired a
    PRC domestic company applies to you because neither YzApp
    International, Inc. nor New Resources is a "Special Purpose Vehicle" or
    an offshore company controlled by PRC companies or individuals. Please
    explain how the intent of the rule is not concerned with circumstances
    such as yours, if that is your view; and describe the factual basis for your
    position.

Unaudited Pro Forma Financial Information

8. It appears that you wish to incorporate by reference the audited historical
    consolidated financial statements of YzApp International, Inc. for the fiscal year
    ended July 31, 2008 and the unaudited interim statements for the three month
    period ended October 31, 2008. Please expand your disclosure to specify the
    Form 10-K and Form 10-Q that contain this information, and the dates on which
    these documents were filed. Please include a similar reference in the last pages of
    your filing to comply with Item 13(c)(2) of Regulation 14A.

9. Given your disclosure stating that December 31 is your fiscal year-end, tell us
    why you are presenting pro forma information using a September 30 year-end.
    Ordinarily, we would expect these to coincide. If you have changed your fiscal
    year end, disclose the end point of your new fiscal year, and explain your
    rationale in selecting that date.

10. We note your disclosure on page 4, under the heading 'Acquisition of New
    Resources,' of the Form 8-K that you filed on December 31, 2008, that

immediately following the closing of the reverse acquisition of New Resources, the Shareholder transferred 176,529 of the 689,390 shares issued to it under the share exchange to certain individuals who provided services to New Resources' subsidiaries. Please expand your disclosure under this heading to discuss the details of this arrangement, including the nature of the services provided, the periods in which these were rendered, and the fair value of the shares to be recorded in your financial statements to comply with SAB Topic 5:T and paragraph 11 of SFAS 123(R). If this does not represent a recurring arrangement, we would anticipate a narrative but not a pro forma adjustment.

11.   We note your disclosure on page 4, under the heading 'Amendment and Restatement of our Articles of Incorporation,' that you entered into two financing arrangements on December 23, 2008, in conjunction with your Share Exchange Transaction, in which you sold 17,962 shares of your Series A Preferred Stock for $2.92 per share to Allied China Investments, LLC and 20,169 shares of your Series A Preferred Stock for $18.59 per share to Tan Zhen Investment Limited. Please tell us the reasons for the significant difference in the share prices between the two issuances of Preferred Stock, and explain why there are no adjustments related to these financing arrangements in your Unaudited Pro Forma Financial Information, as would seem to be required.

Form 8-K Filed December 31, 2008

General

12.   Please revise information in your current report on Form 8-K as necessary to consistently resolve matters identified in the comments written on your Schedule 14C.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Ms. Lian Yun Han
YzApp International Inc.
January 27, 2009
Page 6

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        via facsimile

        Qixiang Sun, Esq.
        (202) 663-8007